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Ericeira Lovers with **AOMA Coliving Ericeira.**
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In a world that never stops scrolling, pitching, building, and creating…
"Ma" is the pause we forget we ...See more



AOMA CO-LIVING
CONCEPT RENDER
AOMA is a co living
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